UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11) *

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 435,939
8. Shared Voting Power 0
9. Sole Dispositive Power 435,939
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 435,939
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.3% (1)
14. Type of Reporting Person (See Instructions) IN
(1)	The percentage is calculated based on 6,906,454 shares of the Issuer’s Common Stock reported as outstanding as of March 19, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed by the Issuer with the Commission on March 23, 2021.

This Amendment No. 11 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Commission on March 4, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on December 19, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Person with the Commission on April 12, 2013, Amendment No. 3 to Schedule 13D filed by the Reporting Person with the Commission on March 7, 2016, Amendment No. 4 to Schedule 13D filed by the Reporting Person with the Commission on October 12, 2016, Amendment No. 5 to Schedule 13D filed by the Reporting Person with the Commission on December 18, 2017, Amendment No. 6 to Schedule 13D filed by the Reporting Person with the Commission on May 10, 2018, Amendment No. 7 to Schedule 13D filed by the Reporting Person with the Commission on June 19, 2018, Amendment No. 8 to Schedule 13D filed by the Reporting Person with the Commission on May 26, 2020, Amendment No. 9 to Schedule 13D filed by the Reporting Person with the Commission on December 4, 2020 and Amendment No. 10 to Schedule 13D filed by the Reporting Person with the Commission on February 24, 2021 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to disclose a disposition of a total of 90,000 shares of Common Stock, or approximately 1.3% of the outstanding Common Stock, of the Issuer previously reported as being beneficially owned by the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)       The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)        Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c)        Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
3/15/2021	Reporting Person		12,100	$1.97	(1)	Open Market Sale
3/16/2021	Reporting Person		17,900	$1.78	(2)	Open Market Sale
4/5/2021	Reporting Person		4,100	$3.28	(3)	Open Market Sale
4/6/2021	Reporting Person		17,135	$2.88	(4)	Open Market Sale
4/7/2021	Reporting Person		2,900	$2.79	(5)	Open Market Sale
4/8/2021	Reporting Person		5,865	$2.62	(6)	Open Market Sale
4/30/2021	Reporting Person		30,000	$2.73	(7)	Open Market Sale

(1)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.90 to $2.12. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (1) to this Item 5(c).
(2)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.75 to $1.98. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (2) to this Item 5(c).
(3)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.15 to $3.47. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (3) to this Item 5(c).
(4)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.70 to $3.19. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (4) to this Item 5(c).
(5)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.71 to $2.80. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (5) to this Item 5(c).
(6)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.60 to $2.70. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (6) to this Item 5(c).
(7)	The price reported in this column is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.65 to $3.04. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (7) to this Item 5(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2021

CLIFFORD LERNER

/s/ Clifford Lerner

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